Exhibit 99.1

GENCO RESOURCES LTD.

Vancouver, BC

AMENDED CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended October 31, 2003

GENCO RESOURCES LTD.

INDEX TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended October 31, 2003

Consolidated Balance Sheet

Exhibit “A”

Consolidated Statement of Loss and Deficit

Exhibit “B”

Consolidated Statement of Cash Flows

Exhibit “C”

Notes to Consolidated Financial Statements

Exhibit “D”

Schedule of Deferred Exploration and Mine Development Costs

Schedule “1”

Exhibit “A”

Genco Resources Ltd.
Amended Balance Sheet *
(Unaudited - Prepared by Management)
October 31, 2003

	October 31,	July 31
Assets	2003 *	2003

Current:
Cash	$ 495,669	$ 672,195
Accounts receivable	557,577	6,144
Inventory	227,333	-
Prepaid expenses and deposits	60,016	5,000
	1,340,595	683,339

Mineral properties	40,000	40,000
Deferred acquisition costs	-	354,091
Deferred exploration and mine development costs, (Schedule 1)	677,175	-
Mine, Equipment & Vehicles	6,645,773	63,915
	$ 8,703,543	$ 1,141,345

Liabilities

Current:
Accounts payable and accrued liabilities	$ 1,355,903	$ 317,991
Accrued interest payable to related parties	23,812	23,812
Loans payable (Note 7)	49,590	49,590
Current portion of long-term debt	659,300	-
	2,088,605	391,393

Long term debt	3,655,452	-
	5,744,057	391,393

Shareholders' Equity

Share Capital (Note 8)	7,992,156	5,744,951
Deficit, per exhibit “B”	(5,032,670)	(4,994,999)
	2,959,486	749,952

	$ 8,703,543	$ 1,141,345

Approved by the Directors:
"Robert Gardner"	Director

"James McDonald"	Director

* Restated – See Note 10

Exhibit “B”

GENCO RESOURCES LTD.

Amended Statement of Income and Deficit *

(Unaudited – Prepared by Management)

For the Three Months Ended October 31, 2003

	Three Months	Six Months
	Ended	Ended
	January 31,	January 31,
	2004 *	2003

Revenue	$ 878,232	$ 250
Cost of Sales	781,628	–

Gross Profit	96,604	250

Administrative Expenses:
Accounting	–	3,203
Accretion expense on long term debt	40,616	–
Amortization	7,087	–
Consulting fees	17,500	6,000
Fees, dues and licenses	331	5,173
Foreign exchange (gain)	(92,523)	–
Interest and bank charges	122	2,137
Legal	16,215	9,354
Management fees	54,000	3,000
Office and rent	18,412	7,167
Transfer agent fees	3,338	1,083
Travel and promotion	35,658	–
Wages	33,519	–

	134,275	37,117

Net Income (Loss)	(37,671)	(36,867)
Deficit, beginning	4,994,999	4,197,662

Deficit, ending, to Exhibit “A”	$ 5,032,670	$ 4,234,529

* Restated – See Note 10

- See accompanying notes -

Exhibit “C”

GENCO RESOURCES LTD.

Amended Statement of Cash Flows *

(Unaudited – Prepared by Management)

For the Three Months Ended October 31, 2003

	October 31,	October 31,
	2003 *	2002

Operating Activities:
Net Income (Loss), per Exhibit “B”	(37,671)	(36,867)
Adjustments for -
Amortization	70,654	–
Accretion expense on long term debt	40,616

	73,599	(36,867)

Changes in non-cash working capital -
(Increase) decrease in accounts receivable	855,476	2,836
(Increase) decrease in inventory	(12,994)	–
(Increase) decrease in prepaid expenses	(43,294)	(5,987)
Increase (decrease) in accounts payable & accrued liabilities	(339,279)	11,814
Increase (decrease) in due to related parties	–	4,815

Cash flows used in operating activities	533,508	(23,389)

Investing Activities:
Deferred exploration & mine development costs	(677,175)	–
Purchase of capital assets	(872,143)	–

Cash flows from (used in) investing activities	(1,549,318)	–

Financing Activities:
(Repayments of) increase in long term payable	–	(12,328)
Shares for cash (less cost of issuance)	839,284	397,750
(Decrease) increase in due to related parties	–	(245,091)
(Decrease) increase in accrued interest payable to related parties	–	(28,714)

Cash flows from financing activities	839,284	111,617

Net (decrease) increase in cash	(176,526)	88,228
Cash, beginning	672,195	39,636

Cash, ending	$ 495,669	$ 127,864

Non – Monetary Transactions (See Note 5)

* Restated – See Note 10

-See accompanying notes –

Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Financial Statements

(Unaudited – Prepared by Management)

October 31, 2003

1.

General Information

The Company was incorporated under the laws of the Province of British Columbia on February, 28 1980 as Senlac Oil & Gas Ltd.  The Company changed its name to Rule Resources Ltd.  on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and Genco Resources Ltd. on March 30, 1998.

On August 1, 2003 the Company acquired all of the issued and outstanding shares of La Guitarra.  The purchase price for the acquisition was US $5,000,000 with consideration being a combination of the issuance of shares and debt.  Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at Cdn. $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price.  Genco agreed to pay the balance of US $4,000,000 by payments of $500,000 on each of the first through eighth anniversaries of the closing date.  La Guitarra is a wholly owned subsidiary incorporated under the laws of Mexico.

Rule Nevada Inc. a wholly owned subsidiary, was incorporated under the laws of the State of Nevada.

2.

Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles accepted in Canada applicable to a going concern and reflect the policies outlined below.

a)

Basis of Presentation

These consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries, Rule Nevada Inc. and La Guitarra Compania Minera, S.A. de C.V. (“La Guitarra”).  All significant intercompany accounts and transactions have been eliminated.

The Company’s efforts and those of its subsidiaries have been devoted to exploring their mineral properties and acquiring new mineral properties and operating mines.  Accordingly, these financial statements represent those of a company in the development stage.

Certain exploration activities are conducted jointly with others, through joint ventures.  These financial statements reflect only the Company’s proportionate interest in those activities.

The Company is in the process of exploring mineral properties and has yet to determine whether the properties contain economically recoverable reserves.  The recovery of amounts shown for resource properties and related assets is dependent on the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and on future profitable operations.

b)

Share Option Plan

As of August 1, 2002, the Company adopted the standard CICA Handbook, Stock-Based Compensation and Other Stock-Based Payments, which has been applied prospectively.  Stock-based awards made to non-employees and employees are recognized and measured using a fair value based method at the date of grant.  The Company uses Black-Scholes model for estimates.

c)

Foreign Currency Translation

Foreign currencies have been converted to Canadian funds at the exchange rates in effect on the transactions date with the exception of current assets and liabilities that have been converted at the year end date.

Exhibit “D” – Continued

GENCO RESOURCES LTD.

Notes to Amended Financial Statements

(Unaudited – Prepared by Management)

October 31, 2003

2.     Accounting Policies:  (Continued)

d)

Use of Estimates

The preparation of financial statements inconformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management’s best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

3.

Financial Instruments

The Company’s financial instruments consist of cash, GST receivable, accounts payable and accrued liabilities, amounts payable to related companies, accrued interest payable to related parties and long term debt.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of the financial instruments approximate their carrying values, unless otherwise noted.

4.

Mineral Properties:

__________________________________________________________________________________

Transvaal, B.C.

$20,000

Oest, Nevada

$20,000

__________________________________________________________________________________

$40,000

        __________________________________________________________________________________

        Transvaal Property – Kamloops Mining District,  B.C.

         The Company owns nine mineral claims in the Highland Valley subject to a 1.5% net returns royalty

         Vendors.  The Company did not expend any funds on exploration during 2003 and 2002.

         Oest Property – Lyon County, Nevada, U.S.A.

          The Company owns eight patented and six unpatented claims in the Devils Gate-Chinatown Mining

          District.  During the period ended October 31, 2003 the Company expended $Nil, (2003: $0; 2002:

          $1,375) related to these claims.

5.

Acquisition of La Guitarra

Pursuant to a purchase agreement dated August 1, 2003, Genco acquired 100% of the outstanding common shares of La Guitarra.  The results of La Guitarra’s operations have been included in the consolidated financial statements since that date.  La Guitarra is an operating mine located in Mexico.

The purchase price for the transaction was US $5,000,000 (Cdn $6,996,000) with considerations being a combination of the issuance of shares and non-interest bearing debt.  Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at Cdn. $1.02 per share to satisfy US $1,000,000 of the purchase price.  Genco agreed to pay the balance of US $4,000,000 by payments of $500,000 on each of the first through eighth anniversaries of the closing date.

Exhibit “D” – Continued

GENCO RESOURCES LTD.

Notes to Amended Financial Statements

(Unaudited – Prepared by Management)

October 31, 2003

5.     Acquisition of La Guitarra:  (Continued)

The following table summarizes the estimated cost of the assets acquired and liabilities assumed at the   date of acquisition in Canadian dollars based on the fair value of the consideration given.  The assets have been recorded at the fair value of the consideration given, being the market value of the shares issued plus the present value of the non-interest bearing debt discounted at an interest rate of 5% per annum.

         As at August 1, 2003:

Current assets	$1,723,000
Property, plant and equipment	5,383,260
Deferred exploration costs	524,875
Total assets acquired	7,631,135

Total liabilities assumed	(1,377,191)

6,253,944

6.

Capital Assets:

		Accumulated	2003	2002
	Cost	Amortization	Net	Net

Furniture and fixtures	$14,750	$2,139	$13,781	$13,275
Computer equipment	2,898	109	9,090	–
Mining equipment *	6,538,058	46,882	6,491,176	–
Drilling equipment	86,303	2,969	83,334	–
Automotive	19,953	1,702	18,251	10,815
Leasehold improvements	44,250	6,638	37,612	39,825

	$6,706,212	$60,439	$6,645,773	$63,915

* Restated – See Note 10

7.     Loans Payable:

The loans payable are payable to related corporations controlled by a director and have no fixed terms of repayment.

Exhibit “D” – Continued

GENCO RESOURCES LTD.

Notes to Amended Financial Statements

(Unaudited – Prepared by Management)

October 31, 2003

8.     Share Capital

The Company is authorized to issue 100,000,000 common shares without par value.

Number of shares

Amount

Balance – July 2002

4,891,481

          $3,871,044

Private placement less costs of issue

4,700,000

               888,880

Exercise of Warrants

4,966,682

               496,667

Stock compensation expense

       -

               488,360

        __________________________________________________________________________________

       Balance – July 31, 2003

              14,558,163

            5,744,951

       Private placement less cost of issue

 1,258,994

               691,200

       Issuance of share capital on purchase of La Guitarra

                1,380,315

            1,407,921

       Stock options and warrants exercised

                                 486,326                         148,084

       __________________________________________________________________________________

17,683,798                     $7,992,156

       __________________________________________________________________________________

On July 31, 2003, the Company completed a private placement for 700,000 units at $0.72 per unit. Each unit comprised of one common share and one share purchase warrant which is exercisable to purchase an additional common share at $0.90 per share July 31, 2005.

On October 5, 2003 the Company announced a private placement for 576,000 units at $1.20 per unit.  Each unit comprised of one common share and one share purchase warrant which is exercisable to purchase an additional common share at $1.30 per share until October 5, 2005.

The Company has established a share purchase option plan whereby the Company’s directors may from time to time grant options to directors, employees or consultants.  On February 28, 2003, 1,780,000 options were granted to directors, employees, or consultants with an exercise price of $0.75 per option.  The options expire on February 28, 2008 and can be exercised at any time up to that date.  As at October 31, 2003, 233,000 options had been exercised.

Share purchase options with a fair value of $646,800 were granted to non-employees in 2003.  The compensation expense is charged to operations over the vesting period.

Compensation expense is determined using an options pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 76%, an annual risk free rate of 4.2% and vesting over various periods from immediately to 5 years.

Exhibit “D” – Continued

GENCO RESOURCES LTD.

Notes to Amended Financial Statements

(Unaudited – Prepared by Management)

October 31, 2003

9.     Subsequent Events

On December 9, 2003 the Company announced a private placement of $805,000.  The placement consists of 514,500 units at $1.40 per unit.  Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $1.45 per share exercisable for a period of one year from the date of issuance.

10.    Restatement – Acquisition of La Guitarra

On August 1, 2003 the Company acquired 100% of the issued and outstanding shares of La Guitarra Compania Minera, S.A. de C.V.  (“La Guitarra”), a company incorporated in Mexico whose only asset is an operating mine and concessions in the Temascaltepec Mining District of Mexico.  Total consideration for the company was US $5,000,000 comprised of the issuance of 1,380,315 common shares of the Company valued at CDN $1,407,921 and the assumption of a non-interest bearing promissory note of US $4,000,000 payable in equal payments of US $500,000 for eight years.

To account for the purchase, the Company considered the CICA Handbook Section 1581.21 and 1581.22:

“Assets acquired and liabilities assumed in a business combination should be measured initially based on the cost of the purchase to the acquirer, determined as of the date of the acquisition.”

“The cost of the purchase to the acquirer should be determined by the fair value of the consideration given or the acquirer’s share of the fair value of the net assets or equity interests acquired, which ever is more reliably measurable.”

Based on this accounting pronouncement, the Company recorded the acquisition of the La Guitarra shares at the fair value of the assets acquired as it was determined at that time that those values were more reliably measured than the fair value of the shares and the non-interest bearing debt given.  After considerable review, the Company has now determined that the fair value of the shares and the non-interest bearing debt was more reliably measurable of the cost of the purchase as the only variable determinant was the fair value of the non-interest bearing debt and the selection of an effective interest rate.  The fair value of non-interest bearing debt is calculated as the present value of the future payments based on an effective interest rate equal to the Company’s normal cost of borrowing.  The Company has determined that its effective cost of borrowing, the interest rate that it could have paid had it incurred normal debt, would have been 5% per annum.

The Company originally recorded the cost of the acquisition at $7,366,703, which was the fair value of the net assets acquired, and was the basis of the negotiated purchase price.  Based on the fair value of the shares and the fair value of the non-interest bearing debt, the cost of the purchase should have been recorded at $6,253,944, a difference of $1,112,759.  Accordingly, the accounting for the acquisition has been revised in that the debt and the assets have been reduced by $1,112,759 and the corresponding depreciation on the assets acquired has also been reduced.

Exhibit “D” – Continued

GENCO RESOURCES LTD.

Notes to Amended Financial Statements

(Unaudited – Prepared by Management)

October 31, 2003

10.    Restatement – Acquisition of La Guitarra (Continued)

Since the debt is recorded at its fair value but must be repaid over 8 years at its face value, normal accounting rules require that the fair value of the debt be increased over time to its face value.  Accordingly, the Company has now recorded an accretion expense based on an effective rate of 5% in order to increase the fair value of the debt to its face value using the effective interest method.  The Company has also reduced the foreign exchange gain on the translation of the non-interest bearing debt as a result of reducing the debt to its fair value.

The following presents the effect on the Company’s previously issued financial statements for the quarter ended October 31, 2003:

Balance sheet as at October 31, 2003 -

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Capital assets	7,657,137	(1,011,364)	6,645,773
Total Assets	9,714,907	(1,011,364)	8,703,543
Long-term debt	4,615,100	(959,648)	3655,452
Total liabilities	6,703,705	(959,648)	5,744,057
Deficit	4,980,954	51,716	5,032,670

Statement of operations for the three months ended October 31, 2003 -

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Cost of sales	791,844	(10,216)	781,628
Gross profit	86,388	10,216	96,604
Amortization	64,185	(10,216)	53,969
Foreign exchange (gain)	(113,839)	21,316	(92,523)
Accretion expense	-	40,616	40,616
Net Income (loss)	14,045	(51,716)	(37,671)

Deficit, beginning	(4,994,999)	–	(4,994,999)
Deficit, ending	(4,980,954)	51,716	(5,032,670)

Exhibit “D” – Continued

GENCO RESOURCES LTD.

Notes to Amended Financial Statements

(Unaudited – Prepared by Management)

October 31, 2003

Statement of cash flows for the 3 months ended October 31, 2003 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Net income (loss)	14,045	(51,716)	(37,671)
Amortization	7,087	63,567	70,654
Accretion	–	40,616	40,616
(Increase) decrease in accounts receivable	(551,433)	1,406,909	855,476
(Increase) decrease in inventory	(227,333)	214,339	(12,994)
(Increase) decrease in prepaid expenses	(55,016)	11,722	(43,294)
Increase (decrease) in accounts payable	(1,037,912)	698,633	(339,279)
Increase (decrease) in current portion of debt	659,300	(659,300)	–
Cash flows used in operating activities	884,562	(351,054)	533,508
Purchase of capital assets	(7,600,309)	6,728,166	(872,143)
(Increase) decrease in deferred acquisition costs	354,091	(354,091)	–
Cash flows (used) in investing activities	(7,923,393)	6,374,075	(1,549,318)
Proceeds from long-term debt	4,615,100	(4,615,100)	–
Shares for cash	2,247,205	(1,407,921)	839,284
Cash flows from financing activities	6,862,305	(6,023,021)	839,284
Net (Decrease) Increase in Cash	(176,526)	–	(176,526

Schedule “1”

GENCO RESOURCES LTD.

Schedule of Deferred Exploration and Mine Development Costs

(Unaudited – Prepared by Management)

October 31, 2003

GENCO RESOURCES LTD.
Balance Sheet
(Unaudited - Prepared by Management)
October 31, 2003
Three Months
Ended
October 31,
2003

Administrative	$30,991
Core Storage	3,776
Drilling, surveying and lab fees	9,137
Drilling	114,505
Insurance	14,849
Lab fees	12,958
Surveying	14,601
Engineering reports	1,907
Environmental reports	878
Management fees	12,595
Small equipment and supplies	126,737
Large equipment and supplies	91,811
Travel and vehicle expenses	12,926
Subcontract, wages and benefits	229,504

$677,175

 GENCO RESOURCES LTD.

Management Discussion and Analysis

For the Three Months Ended October 31, 2003

Schedule A:

Financial Information - attached

Schedule B:

Supplementary Information

1.

               See Schedule “A”

2.

               See Schedule “A”

3. (a)

See Schedule “A”

3.  (b)

See Schedule “A”

4. (a), (b), (c)

See Schedule “A” Financial Statements

5.

Directors:

Jim McDonald – President

Robert Gardner – Chairman

John B. Lepinsky

Joseph F. Church

Eduardo Luna

Brian R.D. Smith

Gordon Blankstein

Officers:

Bruno Barde – VP Exploration

Wayne Moorhouse – VP Finance

Schedule C:

Management Discussion

The following discussion and analysis should be read in conjunction with Genco Resources Limited’s consolidated financial statements and related notes.

Description of Business

Since incorporation on February 29, 1980, Genco Resources Ltd. (the “Company”) has been in the business of acquiring and exploring natural resource properties.  On August 1, 2004 the Company acquired from Wheaton River Minerals Ltd. the entire assets of La Guitarra Compania Minera, S.A. de C.V. (“La Guitarra).

With the purchase of La Guitarra the Company acquired a producing silver/gold mine located in Central Mexico. The purchase included all assets of the existing company including a 340 tonne per day mill, extensive infrastructure, all mine equipment, an experienced workforce, and mineral concessions covering approximately 7,257 hectares.  Historical La Guitarra annual production has been 13,000 – 20,000 gold equivalent ounces.

Company management feels La Guitarra has potential beyond its historical production, and with proper management of operations, exploration and planning, production can be enhanced. During the quarter the Company expended energies on streamlining existing operations, expanding reserves, upgrading infrastructure, upgrading mine equipment, and developing new areas for production.

The Company also maintains crown granted mineral claims in the Kamloops Mining District of British Columbia and patented and located mineral claims in Nevada, U.S.A.

GENCO RESOURCES LTD.

Management Discussion and Analysis

For the Three Months Ended October 31, 2003

Description of Business (continued)

There are currently no plans to proceed with exploration or development of the Oest Claims in Nevada, but the Company intends to maintain the claims in good standing for future exploitation.

The Company continues in its efforts to acquire operating stage resource properties for exploitation and development.

Operations and Financial Conditions

The quarter ending October 31, 2003 represented a milestone for the Company. The company was transformed from an exploration company with no mining operations or sales, to a company with a producing mine. The Company showed a loss for the quarter of $37,671 on revenues of $878,232, and cost $781,628 compared to a profit of $250 on revenues of $250 for the quarter ending October 31, 2002.  The change reflects the revenue from and costs related to mining operations at La Guitarra as well as administrative costs associated with La Guitarra.  Legal expenses (2003: $16,215; 2002: $9,354) increased during the quarter as a result of the La Guitarra acquisition.  Interest and bank charges (2003: $122; 2002: $2,137) decreased during the quarter as a result of the Company carrying less debt.  Amortization and office and rent increased (2003: $7,087 and $18,412; 2002: $0 and $7,167) as a result of the Company moving into new offices and purchasing furniture and related items during the second quarter of 2003. Consulting costs increased (2003: $17,500; 2002: $6,000) due to the company soliciting outside input on its mining operations.  Travel and promotion costs ($35,658) are a result of operating the mine in Mexico.  Wages ($33,519) and management fees ($54,000) were incurred as a result of hiring staff to assist in office operations, business development and mine operations.  There were no expenses for travel and promotion or wages during the quarter ending October 31, 2002.  Fees, dues and licenses decreased (2003: $331; 2002: $5,173) because the expense in 2002 was largely related to becoming a U.S. filer, which has now been completed.  Transfer agent fees increased (2003: $3,338; 2002: $1,083) resulting from increased financing activity during the quarter.  There was a foreign exchange gain in 2003 of $92,523 as a result of favorable movement in the Canadian dollar in relation to the American dollar. There was no exchange gain or loss in 2002.

Subsequent Events

On November 18, 2003 the Company completed a private placement of $691,200.  The placement consists of 576,000 units at $1.20 per unit.  Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $1.30 per share exercisable for two years from closing.

On December 9, 2003 the Company announced a private placement of $805,000.  The placement consists of 514,500 units at $1.40 per unit.  Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $1.45 per share exercisable for a period of one year from the date of issuance.

Financings, Principal Purposes and Milestones

On September 18, 2002 the company completed a private placement of $400,000.  The placement consists of 4,000,000 units at a price of $0.10 per unit.  Each unit is comprised of one common share and one share purchase warrant which is exercisable to purchase an additional share at a price of $0.10 until September 18, 2004.  During the year ending July 31, 2003, 3,666,682 warrants were exercised and the company received $366,682.  On August 11, 2003, the Company received $33,333 upon the exercise of 333,326 warrants exchanged for 333,326 common shares.

GENCO RESOURCES LTD.

Management Discussion and Analysis

For the Three Months Ended October 31, 2003

Financings, Principal Purposes and Milestones (continued)

At the Annual and Extraordinary General Meeting held November, 20, 2002 the shareholders approved the following resolutions:

An ordinary resolution to amend the share option plan in compliance with the policies of the TSX Venture Exchange (“TSX”) in which 1,780,000 shares will be reserved for issuance under the share option plan and in compliance with the policies of the TSX.

On February 28, 2003, 1,780,000 options were granted to directors, employees and consultants with an exercise price of $0.75 per option.  The options expire on February 28, 2008, and can be exercised at any time up to that date.

On July 11, 2003 the Company completed a private placement of $504,000.  The placement consists of 700,000 units at $0.72 per unit.  Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $0.90 per share for two years from the date of issuance.

Investor Relations

During the period the Company used its own staff and resources for shareholder and institutional investor relations.

Regulatory Approvals

During the period ending October 31, 2003 the Company did not require or seek regulatory approval for any of its transactions.

Liquidity and Solvency

Cash and equivalents increased to $1,340,595 for the quarter ending October 31, 2003, up from $683,339 on July 31, 2003.  The increase in cash and equivalents resulted from increased accounts receivable ($557,577), inventory ($227,333), and prepaid expenses ($60,016). These are a result of the La Guitarra purchase.

Company management is confident that the Company has sufficient liquidity to meet its current financial obligations.  The Company negotiated a $1,500,000 line of credit with the Toronto Dominion Bank of August 8, 2003 and during the quarter ending October 31, 2003 the line of credit was approved.  To date the Company has not required the use of the line of credit.  Subsequent to October 31, 2003 the Company completed private placements with proceeds of $1,496,200.  In addition Company management expects that capital investments initiated in La Guitarra during the quarter will result in higher production and margins by the third quarter of fiscal 2004.  Higher than anticipated prices for both silver and gold as well as an improved Canadian dollar in relation to the American dollar and Mexican Peso should also result in increased income during the second half of fiscal 2004.